

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2024

Matthew J. Smith
Chief Financial Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, NY 10022

> **Re: Stronghold Digital Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K, Furnished April 25, 2024**
> **File No. 001-40931**

Dear Matthew J. Smith:

We have reviewed your May 6, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Cryptocurrency Hosting Revenue, page 94

1.   We continue to evaluate your response to prior comments 2 through 4 from our April 23, 2024 letter.

Form 8-K, Furnished April 25, 2024

Exhibit 99.1
Use and Reconciliation of Non-GAAP Financial Measures, page 3

2.   We acknowledge your response to prior comment 5 of our February 21, 2024 letter, and we note your revised presentation of non-GAAP Adjusted EBITDA in your 8-K furnished April 25, 2024. Please tell us your consideration of revising the presentation of your non-GAAP Adjusted EBITDA for periods prior to the adoption of ASU 2023-08.

Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets